Exhibit 4.31

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

The following is a summary of the material terms of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of February 1, 2020. The following description of the terms of our common stock is not meant to be complete and is qualified by reference to our restated certificate of incorporation (“certificate of incorporation”) and our amended and restated bylaws (“bylaws”), each of which is incorporated by reference as an exhibit to our Annual Report on Form 10‑K, of which this exhibit is a part. We encourage you to read our certificate of incorporation, our bylaws and the applicable provisions of the Delaware General Corporation Law for additional information.
Description of OUR COMMON Stock
Authorized Capital Stock
Under our certificate of incorporation, our authorized capital stock consists of 1,000 million shares of common stock with $0.50 par value and 10 million shares of preferred stock with $1.00 par value. Neither class of capital stock has preemptive or preferential rights of subscription for any shares of our common stock or other securities.
On February 1, 2020, there were approximately 277 million outstanding shares of our common stock and no outstanding shares of our preferred stock. On February 1, 2020, there were employee stock options and restricted stock awards outstanding to issue approximately 14 million shares of our common stock.
Common Stock
The outstanding shares of common stock are, and any shares of common stock issued will be, duly authorized, validly issued, fully paid and nonassessable. There are no restrictions on the alienability of shares of our common stock, and there are no sinking fund provisions for the redemption or purchase of shares of our common stock. The rights of holders of shares of our common stock may be modified by the rights of holders of preferred stock, amendments to our certificate of incorporation and Delaware corporate law.
Our common stock is listed on the New York Stock Exchange under the symbol “LB.”
Voting Rights
Each holder of common stock is entitled to one vote for each share of common stock held of record on the applicable record date on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights.
Dividend Rights
Subject to the rights of any shares of preferred stock which may at the time be outstanding, holders of common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor.
Rights upon Liquidation or Dissolution
In the event of liquidation or dissolution, each share of common stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of our common stock have no preferential, preemptive, conversion or redemption rights.
Preferred Stock
Serial Preferred Stock
Under our certificate of incorporation, without further stockholder action, our Board of Directors is authorized to provide for the issuance of up to 10,000,000 shares of preferred stock without any further approval from our shareholders. Preferred stock may be issued in one or more series, with such designations of titles, number of shares to comprise each series, dividend rates, any redemption provisions, special or relative rights in the event of liquidation, dissolution, distribution or winding-up of L Brands, Inc., any sinking fund provisions, any conversion provisions, any voting rights and any other preferences, privileges, powers, rights, qualifications, limitations and restrictions as shall be set forth as and when established by our Board of Directors.
The shares of any series of serial preferred stock will be, when issued, fully paid and nonassessable and the holders will have no preemptive rights in connection with the preferred stock.
Blank Check Preferred Stock
Under our certificate of incorporation, our Board of Directors has the authority, without stockholder approval, to create one or more classes or series within a class of preferred stock, to issue shares of preferred stock in such class or series up to the maximum number of shares of the relevant class or series of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any such class or series, including the dividend rights, voting rights, the rights and terms of redemption, the rights and terms of conversion, liquidation preferences, the number of shares constituting any such class or series and the designation of such class or series. Acting under this authority, our Board of Directors could create and issue a class or series of preferred stock with rights, privileges or restrictions, and adopt a stockholder rights plan having the effect of, discriminating against an existing or prospective holder of securities as a result of such stockholder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of L Brands, Inc. by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of L Brands, Inc. without any further action by our stockholders. We have no present intention to adopt a stockholder rights plan, but could do so without stockholder approval at any future time.
Certain Anti-Takeover Effects
Classified Board
Our certificate of incorporation provides that our Board of Directors are divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors are elected each year. The holders of preferred stock may be granted the right to elect a specified number of directors without any vote of the holders of shares of our common stock. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the board but must consist of not less than six or more than fifteen directors.
Nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote for the election of directors. Any such nomination, if not made by the Board of Directors, must be made by notice in writing to our Secretary and must set forth (i) the name, age, business address and, if known, residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each nominee, and (iii) the number of shares of our stock that are beneficially owned by each such nominee. Such notice must be delivered or mailed by first class U.S. mail, postage prepaid, not less than 14 days nor more than 50 days prior to any meeting of the shareholders called for the election of directors unless less than 21 days’ notice of the meeting is given to shareholders, in which case the notice must be so delivered or mailed not later than the seventh day following the day on which notice of the meeting was mailed to shareholders.
Removal of Directors
Under the Delaware General Corporation Law (the “DGCL”), unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause and only by the holders of a majority of the shares entitled to vote thereon, unless the certificate of incorporation provides otherwise. Subject to certain exceptions with respect to directors who may, in certain circumstances, be elected by holders of shares of preferred stock, voting as a class, our certificate of incorporation and bylaws provide that directors may be removed only (i) for cause, (ii) at an annual meeting or special meeting of shareholders called for that purpose and upon the affirmative vote of the holders of at least 75% of the votes of the outstanding shares of our common stock entitled to be cast in the election of directors. In addition, our certificate of incorporation provides that any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if the number of directors voting would not constitute a quorum.

Supermajority Provisions
The DGCL provides that a certificate of incorporation may be amended by a majority of shares entitled to vote thereon, unless the certificate of incorporation otherwise provides or the amendment relates to a provision requiring a greater vote. generally that the affirmative vote of the holders of a majority of the outstanding shares of a company’s common stock entitled to vote is required to amend a company’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions in the certificate of incorporation may be amended only by a vote of 75% or more of the votes of the outstanding shares of our common stock entitled to vote thereon:

•	amendment of bylaws by shareholders;

•	classified board;

•	the requirement that shareholder action be taken at annual or special meetings;

•	the requirement for a 75% vote in certain mergers and other corporate reorganizations and dissolution;

•	certain matters to be considered by the Board of Directors in evaluating certain offers by third parties; and

•	restrictions on removal of directors.

Our certificate of incorporation grants our Board of Directors the authority to amend our bylaws without a stockholder vote in any manner that is consistent with the laws of the State of Delaware and our certificate of incorporation.
Certain Business Combinations and Transactions
Our certificate of incorporation provides that the affirmative vote of 75% or more of the outstanding shares of our common stock entitled to vote thereon is required for the approval of any proposal of certain business transactions with related corporations. A “related corporation” is any corporation that, along with its affiliates, singly or in the aggregate, directly or indirectly the beneficial owners of more than 5% of the outstanding shares of any class of stock entitled to vote in the election of directors (the “Voting Shares”).
This provision does not apply to a reorganization approved by the Board of Directors prior to acquisition of the beneficial ownership of 5% of the outstanding shares by the other corporation or its affiliates, nor would it apply to a reorganization with one of our subsidiaries having substantially identical charter provisions or a reorganization with a party (or an affiliate of a party) who is a 10% beneficial owner at the time of the merger.
Our certificate of incorporation provides that certain business combinations with any entity that beneficially owns 20% or more of the Voting Shares (an “Interested Person”) will require for its approval the affirmative vote of 75% or more of the Voting Shares held by stockholders other than the Interested Person.
This provision does not apply if two-thirds of the disinterested directors approved either the business combination or the acquisition of the Voting Shares which caused the Interested Person to own 20% or more of the Voting Shares. This provision also does not apply to any business combination where two-thirds of the disinterested directors determine the consideration per share to be received by holders of the Voting Shares in connection with the business combination to be not less than the highest price per share paid by the Interested Person in acquiring the Voting Shares.
Delaware Business Combination Statute
Section 203 of the DGCL is applicable to us and restricts certain transactions and “business combinations” between a corporation and a 15% stockholder for a period of three years after the date of the transaction in which the stockholder acquires 15% or more of the company’s outstanding stock unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.
Registrar and Transfer Agent
A register of holders of our shares of common stock is maintained by American Stock Transfer, who serves as registrar and transfer agent.